EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net Income	$0.3	$2.3	$18.6	$32.8
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,954	14,898	14,946	14,889
Dilutive Effect of Restricted Stock (000’s)	0	8	1	6
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,954	14,906	14,947	14,895
Earnings Per Share – Basic and Diluted	$0.02	$0.15	$1.25	$2.20